SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of
the Securities Exchange Act of 1934

SAUER-DANFOSS INC.
(Name of Subject Company)

 DANFOSS A/S
DANFOSS ACQUISITION, INC.

(Name of Filing Persons (offerors))

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

804 137 107
(CUSIP Number of Class of Securities)

Anders Stahlschmidt
Vice President and General Counsel
Danfoss A/S
Nordborgvej 81
6430 Nordborg
Denmark
45 7488 2222

with copies to

William A. Groll, Esq.
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, NY 10006
Telephone: (212) 225-2000

(Name, Addresses and Telephone Numbers of Persons Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
N/A	N/A

* A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

□
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No: N/A	Date Filed: N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☒	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

On November 28, 2012, Danfoss A/S (“Danfoss”), a corporation organized under the laws of Denmark, delivered a letter to the Board of Directors of Sauer-Danfoss Inc. (“Sauer-Danfoss”) communicating a proposal to acquire the remaining shares of Sauer-Danfoss it does not currently own at a price of $49.00 per share in cash.  A copy of that letter follows:

[DANFOSS LOGO]
November 28, 2012

Board of Directors
Sauer-Danfoss Inc.
2800 East 13th Street
Ames, Iowa

Dear Members of the Board:

I am writing to confirm the exciting new proposal that we described at today’s meeting of the Board of Directors.  Danfoss proposes to acquire all the remaining shares of Sauer-Danfoss it does not currently own at a price of $49.00 per share in cash.  We believe this proposal represents a very attractive premium to the Sauer-Danfoss stockholders and full and fair value for the company.  The proposal represents a premium of 24% over the closing price of the Sauer-Danfoss shares on November 27, 2012.  The proposed transaction would not be conditioned on Danfoss obtaining financing.

We understand that Sauer-Danfoss and its Board of Directors will want to establish a special committee comprised of independent directors to consider this proposal.  We expect that the special committee will want to retain its own legal and financial advisors.  We want to stress our willingness and desire to engage in productive and friendly discussions with the special committee and its advisors and to ensure that a process is followed that will result in a fair and mutually beneficial negotiated transaction.  We are hopeful that discussions can begin promptly and lead to the announcement of a friendly, negotiated transaction by year end.  We would anticipate that we would be in a position to commence a tender offer for the remaining Sauer-Danfoss shares promptly following those discussions, unless a different timeline or structure is agreed with the special committee.  We will dedicate the resources necessary to meet this timeline and are open to any suggestions the special committee may have with respect to timing and structure.

Danfoss has no interest in selling all or any part of its stake in Sauer-Danfoss.  Accordingly, we believe this proposal presents a unique opportunity to deliver immediate liquidity and significant value to Sauer-Danfoss’ stockholders that will be welcomed by your stockholders.

We believe a more formal combination of our respective businesses would present significant opportunities for our respective managements and employees, as well as for our mutual customers and the communities in which we operate. We wish to point out that we have been extremely pleased with the spirit of cooperation and mutual good faith that has existed over the years between the Board of Directors and management of Sauer-Danfoss and representatives of Danfoss.  We look forward to continuing this relationship in the future.

As you will appreciate, we must make public promptly the fact that we have made this proposal to the Board and we intend to issue a press release and file an amendment to our Schedule 13D filing in order to accomplish this. While there are obvious limits on what we can or should discuss, you should all feel free to contact me at any time if you wish to discuss this proposal or the process forward.

With best personal regards,

Niels B. Christiansen
CEO and President
Danfoss A/S

On November 28, 2012, Danfoss issued the following press release announcing its proposal:

[DANFOSS LOGO]
PRESS RELEASE

November 28 2012

DANFOSS PROPOSES TO ACQUIRE SHARES OF SAUER-DANFOSS
IT DOES NOT CURRENTLY OWN AT $49.00 PER SHARE

November 28, 2012.  Nordborg, Denmark. – Danfoss A/S announced today that it has made a proposal to the Board of Directors of Sauer-Danfoss Inc. (NYSE: SHS) to acquire the remaining shares of Sauer-Danfoss that it does not currently own at a price of $49.00 per share in cash.  This proposal represents a premium of 24% over the closing price of the Sauer-Danfoss shares on November 27, 2012.  The proposed transaction would not be conditioned on Danfoss obtaining financing.

In a letter to the Board of Directors of Sauer-Danfoss, Niels B. Christiansen, CEO and President of Danfoss, said “We understand that Sauer-Danfoss and its Board of Directors will want to establish a special committee comprised of independent directors to consider this proposal.  We expect that the special committee will want to retain its own legal and financial advisors.  We want to stress our willingness and desire to engage in productive and friendly discussions with the special committee and its advisors and to ensure that a process is followed that will result in a fair and mutually beneficial negotiated transaction.  We are hopeful that discussions can begin promptly and lead to the announcement of a friendly, negotiated transaction by year end.  We would anticipate that we would be in a position to commence a tender offer for the remaining Sauer-Danfoss shares promptly following those discussions, unless a different timeline or structure is agreed with the special committee. We will dedicate the resources necessary to meet this timeline and are open to any suggestions the special committee may have with respect to timing and structure.”

Danfoss currently owns approximately 75.6% of Sauer-Danfoss’ outstanding common stock and has advised Sauer-Danfoss that it has no interest in selling all or any part of its stake in Sauer-Danfoss.  As a result, Danfoss believes that its proposal presents a unique opportunity to deliver immediate liquidity and significant value to Sauer-Danfoss’ stockholders that will be welcomed by those stockholders.

About Danfoss (www.danfoss.com) Danfoss is one of the largest industrial companies in Denmark. The global group is a leader within research, development and production, sales and service of mechanical and electronic components for several industries. Danfoss has a large ownership share in one of the world’s leading manufacturers and suppliers of mobile hydraulics, Sauer-Danfoss. Danfoss seeks to obtain its goals with a minimal consumption of raw materials and energy, the least possible impact on its surroundings and the most efficient use of resources. Danfoss has a long tradition for a social responsibility towards both employees and the surrounding environment.

Additional Information

The tender offer described in this news release has not yet been commenced.  This press release and the description contained herein is neither an offer to purchase nor a solicitation of an offer to sell shares of Sauer-Danfoss. At the time the tender offer is commenced, Danfoss and its wholly-owned subsidiary, Danfoss Acquisition, Inc., intend to file a Tender Offer Statement on Schedule TO containing an offer to purchase, a form of letter of transmittal and other documents relating to the tender offer. Danfoss and Danfoss Acquisition, Inc. intend to mail these documents to the stockholders of Sauer-Danfoss. These documents will contain important information about the tender offer, and stockholders of Sauer-Danfoss are urged to read them carefully when they become available. Stockholders of Sauer-Danfoss will be able to obtain a free copy of these documents (if and when they become available) and other documents filed by Sauer-Danfoss, Danfoss or Danfoss Acquisition, Inc. with the United States Securities and Exchange Commission at the website maintained by the SEC at www.sec.gov.  In addition, stockholders will be able to obtain a free copy of these documents (if and when they become available) from the information agent named in the offer to purchase or from Danfoss.